125 MILLION PAID RETURNS

DIGITAL SEGMENT REVENUE: $2 BILLION

ASSISTED SEGMENT REVENUE: $17 BILLION

H&R Block Online
7,600,000 TAX RETURNS
6% TOTAL MARKET SHARE
16% DIGITAL MARKET SHARE

TaxAct
5,700,000 TAX RETURNS
5% TOTAL MARKET SHARE
12% DIGITAL MARKET SHARE

TurboTax
30,000,000 TAX RETURNS
24% TOTAL MARKET SHARE
64% DIGITAL MARKET SHARE

Other
3,700,000 TAX RETURNS
3% TOTAL MARKET SHARE
8% DIGITAL MARKET SHARE



H&R Block Online
TaxAct
TurboTax
Other
DIGITAL
47,000,000
Tax Returns
38% Total
ASSISTED
78,000,000
Tax Returns
62% Total
H&R Block
Jackson Hewitt
Liberty Tax
Acquisition Opportunities 21 Million
Commercial Based Providers
39,000,000
TAX RETURNS
26%
TOTAL MARKET SHARE
50%
ASSISTED MARKET SHARE
Independents
Home Based Providers
39,000,000
TAX RETURNS
26%
TOTAL MARKET SHARE
50%
ASSISTED MARKET SHARE
The Happy Tax Franchise Opportunity

H&R Block
13,000,000 TAX RETURNS
10% TOTAL MARKET SHARE
17% DIGITAL MARKET SHARE

Jackson Hewitt
3,000,000 TAX RETURNS
2% TOTAL MARKET SHARE
4% DIGITAL MARKET SHARE

Liberty Tax
2,000,000 TAX RETURNS
1% TOTAL MARKET SHARE
3% DIGITAL MARKET SHARE

Independents
60,000,000 TAX RETURNS
49% TOTAL MARKET SHARE
76% DIGITAL MARKET SHARE

HAPPY TAX SERVICE
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www.GetHappyTax.com

Market share for the Assisted Segment has remained relatively stable over past 15 years

Source: Based on a Happy Tax study, estimates, IRS data & public company filings.